14049779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69130

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/16/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: La Honda Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

855 El Camino Real, Building 4, Suite 272
(No. and Street)

Palo Alto (City) CA (State) 94301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Ketsdever 650-400-1088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Abbott, Stringham & Lynch
(Name – *if individual, state last, first, middle name*)

1550 Leigh Avenue (Address) San Jose (City) CA (State) 95125 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Ketsdever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of La Honda Advisors LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOEUN LIM
Commission # 1887044
Notary Public - California
San Mateo County
My Comm. Expires Apr 24, 2014

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of SANTA CLARA

Subscribed and sworn to (or affirmed) before me on this 26 (Date) day of FEBRUARY (Month), 2014 (Year), by

(1) DAVID KETSDEVER (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

LACEY APPLE-BLANZ
Commission # 1976062
Notary Public - California
San Mateo County
My Comm. Expires Apr 23, 2016

Place Notary Seal Above

Signature ______________________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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La Honda Advisors

LA HONDA ADVISORS LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

Abbott, Stringham & Lynch
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

TEL 408-377-8700 FAX 408-377-0821
1550 Leigh Ave., San Jose, CA 95125

aslcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members
of La Honda Advisors LLC
Palo Alto, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of La Honda Advisors LLC (the "Company"), as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the period from July 16, 2013 through December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of La Honda Advisors LLC as of December 31, 2013, and the results of its operations and its cash flows for the period from July 16, 2013 through December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Abbott, Stringham & Lynch

February 26, 2014

La Honda Advisors LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Current Assets:		
Cash and Cash Equivalents	$	79,654
Accounts Receivable		35,828
Total Current Assets		115,482
TOTAL ASSETS	$	115,482

LIABILITIES & MEMBERS' EQUITY

Current Liabilities:		
Accounts Payable	$	4,347
Accrued Expenses		2,597
Distribution Payable		25,389
Owed to Members		8,401
Total Current Liabilities		40,734
Total Members' Equity		74,748
TOTAL LIABILITIES & MEMBERS' EQUITY	$	115,482

The accompanying notes are an integral part of these financial statements.

La Honda Advisors LLC
Statement of Income
For the Period from July 16, 2013 to December 31, 2013

Revenues:		
Retainer Income	$	170,000
Success Fees		256,248
Total Revenue		426,248
Expenses:		
Salaries and wages		64,541
Travel and Entertainment		12,854
Events and Conferences		2,227
Computer and Internet		13,400
Telephone		536
Rent		9,600
Regulatory Fees and Expenses		6,882
Insurance		796
Office Supplies		448
Postage and Delivery		647
Other		15
Total Expenses		111,946
Net Income	$	314,302

The accompanying notes are an integral part of these financial statements.

La Honda Advisors LLC
Statement of Changes in Members' Equity
For the Period from July 16, 2013 to December 31, 2013

Balance at July 16, 2013	$	7,919
Distributions		(247,473)
Net income		314,302
Balance at December 31, 2013	$	74,748

The accompanying notes are an integral part of these financial statements.

La Honda Advisors LLC
Statement of Cash Flows
For the Period from July 16, 2013 to December 31, 2013

Cash flows from operating activities:		
Net Income	$	314,302
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts Receivable		(35,828)
Accounts Payable		4,347
Accrued Expenses		(27)
Owed to Members		(6,015)
Net cash provided by operating activities		276,779
Cash flows from investing activities		
Members' distributions		(222,084)
Net cash used in investing activities		(222,084)
Net cash and cash equivalents increase for period		54,695
Cash and cash equivalents at beginning of period		24,959
Cash and cash equivalents at end of period	$	79,654

The accompanying notes are an integral part of these financial statements.

La Honda Advisors LLC
Notes to Financial Statements
For the Period from July 16, 2013 through December 31, 2013

Note 1 - Nature of business

La Honda Advisors LLC (a California limited liability company formed in 2012), hereinafter referred to as the "Company", performs investment banking advisory services to companies seeking private placements, mergers, and acquisitions.

The Company's new member application with the Financial Industry Regulatory Authority (FINRA) was granted on July 5, 2013, with the Company allowed to commence business operations on July 16, 2013. Therefore, these financial statements reflect the financial condition of the Company as of December 31, 2013, and the results of its operations and cash flows for the period from July 16 through December 31, 2013.

The Company is a member of the Securities Investor Protection Corporation (SIPC).

Note 2 - Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could be material to the financial statements.

Cash and cash equivalents

For purposes of the Statement of Cash Flows, the Company considers all cash and short-term investments with original maturities of three months or less, and clearing deposits, to be cash equivalents.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company extends unsecured credit to its customers in the ordinary course of business and assesses the allowance for doubtful accounts based on the Company's collection history. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2013, the Company had no allowance for uncollectible receivables.

Note 2 - Summary of significant accounting policies - continued

Revenue recognition

The Company's revenue is generated from income derived from services rendered to clients under advisory agreements. The Company charges monthly, non-refundable retainer fees upon engagement with clients, which may be credited against eventual success fees. The Company earns success fees on completed transactions. Success fee revenue is recorded when earned and all third party contingencies are met.

Property and equipment

The Company has not incurred expenditures of more than $1,000 on an individual basis, thus not necessitating such expenses to be capitalized as property and equipment.

Income and franchise taxes

The Company is a California limited liability company and has elected to be treated as a partnership for income tax purposes. For federal income tax purposes, profits and losses are passed through to the Members. California law is much the same as federal in terms of the Members reporting the pass-through of profits and losses, with the exception that the Company is subject to at least a minimum $800 annual fee based on gross receipts.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2013, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

The Company's 2012 federal and California tax returns are subject to examination.

Advertising costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2013, the Company did not incur any advertising costs.

Subsequent events

The Company has evaluated subsequent events through February 26, 2014, the date the financial statements were issued.

Note 3 - Prepaid expenses

There were no prepaid expenses as of December 31, 2013.

Note 4 - Property and equipment

There was no property and equipment as of December 31, 2013.

Note 5 - Net capital requirements

The Company's minimum net capital requirement is the greater of $5,000 or 12.5 percent of its aggregate indebtedness during its first year of operations. The requirement may be higher based on the nature of the business conducted by the Company, an aggregate indebtedness calculation, or higher state required minimums. SEC and Blue Sky regulations also require that the ratio of aggregate indebtedness to net capital cannot exceed 8:1 under applicable regulations and during its first 12 months of operations. Finally, FINRA has the authority to increase capital requirements for some firms. At December 31, 2013, the Company had net capital of $38,920 which was $33,828 in excess of its required net capital of $5,092. The Company's aggregate indebtedness to net capital ratio was 1.05:1.

Note 6 - Members' equity and ownership

The membership interests in the Company are divided into and represented by "shares". The Company currently has two Members whose ownership comprises 100% of the shares allocated. At December 31, 2013, 100,000 shares were issued and allocated.

Note 7 - Commitments and contingencies

Facility lease

The Company entered into a month-to-month sublease agreement for their corporate office, commencing on June 30, 2013, with Wellington Partners GMBH. The Company pays a monthly base rent of $1,600. The sublease agreement expires on May 31, 2016. The Company may terminate the lease at any time, and there are no minimum future rental commitments.

Contingencies

In the normal course of operations, the Company is involved with certain claims and disputes, and is subject to periodic examinations by regulatory agencies. It is the opinion of the Company's management that liabilities, if any, arising from such claims, disputes, or examinations would not have a material effect on the Company's financial condition.

Abbott, Stringham & Lynch
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

TEL 408-377-8700 FAX 408-377-0821
1550 Leigh Ave., San Jose, CA 95125

aslcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY *RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

To the Members
of La Honda Advisors LLC
Palo Alto, California

We have audited the financial statements of La Honda Advisors LLC (the "Company") as of December 31, 2013 and for the period from July 16, 2013 through December 31, 2013, and have issued our report theron dated February 26, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Abbott, Stringham & Lynch

February 26, 2014

LA HONDA ADVISORS LLC

Computation of Net Capital

December 31, 2013

Schedule I

The Company received approval and became an authorized broker dealer effective July 16, 2013 and therefore, its net capital must exceed 12.5% of its aggregate indebtedness. The Company's minimum net capital at December 31, 2013 was $5,092 and excess net capital totaled $33,828.

Members' Equity	$ 74,748
Less: Non-allowable Assets	35,828
Net Capital	$ 38,920
Minimum Net Capital Required – 12.5% of $40,734	$ 5,092
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement	$ 5,092
Excess Net Capital	$ 33,828
Net Capital Less Greater of 10% of $40,734 or 120% of $5,000	$ 32,920

LA HONDA ADVISORS LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2013

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(i) broker/dealer.

Firm is a FINRA member.

LA HONDA ADVISORS LLC

Reconciliation of Net Capital Pursuant to Rule 15c3-1

December 31, 2013

Schedule III

The respondent's reconciliation of the computation of net capital is as follows:

	Unaudited FOCUS Report as of 12/31/2013	Audit Adjustments	Final Audited Total
Assets	$ 115,482	$ -	$ 115,482
Liabilities	13,475	27,259	40,734
Members' Equity	102,007	(27,259)	74,748
Non-Allowable Assets	35,828	-	35,828
Net Capital	66,179	(27,259)	38,920
Minimum Net Capital Required	898	N/A	5,092
Minimum Dollar Requirement	5,000	N/A	5,000
Net Capital Required	5,000	N/A	5,092
Excess Net Capital	61,179	N/A	33,828
Total A.I. from Statement of Financial Condition	13,475	27,259	40,734
Total Aggregate Indebtedness	13,475	27,259	40,734
Percentage of A.I. to Net Capital	20.36%	N/A	104.66%

Abbott, Stringham & Lynch
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

TEL 408-377-8700 FAX 408-377-0821
1550 Leigh Ave., San Jose, CA 95125

aslcpa.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members
of La Honda Advisors LLC
Palo Alto, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from July 16, 2013 through December 31, 2013, which were agreed to by La Honda Advisors LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no adjustments;
2. Compared the amounts reported on the audited Form X-17A-5 for the period from July 16, 2013 through December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period from July 16, 2013 through December 31, 2013, noting no adjustments;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no adjustments; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no adjustments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abbott, Stringham & Lynch

February 26, 2014

Abbott, Stringham & Lynch
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

TEL 408-377-8700 FAX 408-377-0821
1550 Leigh Ave., San Jose, CA 95125

aslcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
of La Honda Advisors LLC
Palo Alto, California

In planning and performing our audit of the financial statements La Honda Advisors LLC (the "Company"), as of December 31, 2013 and for the period from July 16, 2013 through December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abbott, Stringham & Lynch

February 26, 2014

Abbott, Stringham & Lynch
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

1550 Leigh Avenue • San Jose, California 95125
Telephone (408) 377-8700 • Fax (408) 377-0821
www.aslcpa.com

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